Exhibit 99.1
EXPRESS, INC. EMPLOYMENT INDUCEMENT AWARD AGREEMENT
PERFORMANCE-BASED RESTRICTED STOCK UNITS

Participant: Stewart Glendinning
Grant Date: October 15, 2023
Number of Performance-Based Restricted Stock Units Granted: 150,000
Vesting Terms: See Section 3 below
THIS EMPLOYMENT INDUCEMENT AWARD AGREEMENT (this “Agreement”), is entered into by and between Express, Inc., a Delaware corporation (the “Company”), and the Participant specified above, as of the Grant Date specified above as a material inducement to Mr. Glendinning’s acceptance of employment with the Company as evidenced by that certain Employment Agreement, dated as of September 6, 2023, by and between the Company, Express LLC, and Participant (the “Employment Agreement”). This Agreement documents the grant by the Company to Participant of the Number of Performance-Based Restricted Stock Units specified above, subject to the terms of this Agreement (the “PSUs”). This grant of PSUs constitutes an “Employment Inducement Award” under Section 303A.08 of the NYSE Listed Company Manual. Any shares of Common Stock issued in connection with the PSUs shall not be issued under the Second Amended and Restated Express, Inc. 2018 Incentive Compensation Plan (the “Plan”) or any other stockholder-approved equity compensation plan of the Company; provided, however, that all of the other terms of the Plan shall apply to the PSUs as though the PSUs were an Award under the Plan.
1.Grant and Acceptance of PSUs and Agreement.
a.The Company hereby grants to Participant the PSUs as of the Grant Date. Each PSU shall entitle Participant to receive one share of Common Stock at such future date or dates and subject to such terms, including as to vesting, as set forth in this Agreement. Except as otherwise specifically provided for in the Plan, nothing in this Agreement provides, or is intended to provide, Participant with any protection against potential future dilution of Participant’s interest in the Company for any reason. Except as set forth in Section 5 below, Participant shall not have any rights of a stockholder in respect of the shares underlying the PSUs until such shares are delivered to Participant in accordance with Section 4 below.
b.Participant must accept the terms of this Agreement within sixty days after the Agreement is presented to Participant for review. If Participant does not timely accept this Agreement, the Company shall automatically accept this Agreement on Participant’s behalf.
2.Plan Terms.
a.This Agreement is subject in all respects to the terms of the Plan (including any amendments thereto adopted at any time and from time to time unless such amendments are expressly intended not to apply to the PSUs), and all of the terms of the Plan are made a part of and incorporated into this Agreement as if they were each expressly set forth herein; provided, however, that any shares of Common Stock issued in connection with the PSUs shall not be issued under the Plan or any other stockholder-approved equity compensation plan of the Company and any such shares shall not impact the Plan’s or any other plan’s share pool in any way. Any capitalized terms not defined in this Agreement shall have the same meaning as is ascribed under the Plan.
b.Participant acknowledges receipt of a true copy of the Plan (which is also filed publicly) and a prospectus describing the material terms of the Plan. Participant has read the Plan carefully and fully understands its content, including the Committee’s broad authority to administer the Plan (as set forth under Article III of the Plan).
3.Vesting.
a.Vesting. The PSUs shall become eligible to vest on the last day of fiscal 2026 (i.e., January 30, 2027) based on the Average Stock Price in accordance with the schedule set forth below, subject to (i) Participant’s continued employment through the last day of fiscal 2026 and (ii) Section 3(b), Section 3(c) or Section 3(d) below. For purposes of this Agreement, “Average Stock Price” means the highest volume-weighted average closing price per share of Common Stock as published by Bloomberg, L.P. and as measured over any sixty (60) consecutive trading day period between the Grant Date and the last day of fiscal 2026.

Average Stock Price	Vested Percentage of Inducement Grant*
˂$60.00	0%
$60.00	50%
$100.00	100%
$160.00	150%
>$200.00	200%
*To be calculated based on linear interpolation between targets.
b.Forfeiture. Subject to Section 3(c) and Section 3(d), upon Participant’s Termination for any reason prior to the last day of fiscal 2026, all PSUs shall be immediately forfeited.
c.Change in Control. This Section 3(c) shall apply if there is a Termination of Participant’s employment (i) by the Company other than for Cause, death or Disability or (ii) by Participant for Good Reason (as defined in the Employment Agreement), in each case, either (A) during the one-year period following a Change in Control or (B) during the six (6) month period preceding a Change in Control (a "Qualifying Termination"). If any Qualifying Termination described in this Section 3(c) occurs, Participant (or Participant’s estate, if Participant dies after such Termination and execution of a release but before receiving such amount) shall receive immediate accelerated vesting of the PSUs based on the greater of (I) the highest volume-weighted average closing price per share of Common Stock as published by Bloomberg, L.P. and as measured over any sixty (60) consecutive trading day period between the Grant Date and the date of the consummation of the Change in Control and (II) the Change in Control Price; provided, however, that (x) upon a Change in Control on or prior to the first anniversary of the Grant Date, Participant, in the event of a Qualifying Termination, shall receive immediate accelerated vesting of the PSUs based on no less than the Target Stock Price, and (y) upon a Change in Control between the first anniversary of the Grant Date and the second anniversary of the Grant Date, Participant, in the event of a Qualifying Termination, shall receive immediate accelerated vesting of the PSUs based on no less than an Average Stock Price of $60.00. The award will be paid as soon as practicable following the date on which Participant delivers to the Company and does not revoke a general release of claims in favor of the Company in a form reasonably satisfactory to the Company or, if later, the date of the consummation of the Change in Control. In the event following a Change in Control, the PSUs are to be settled in equity securities of the acquiror in such Change in Control (or its Affiliate or successor) or property other than cash, Participant may elect to satisfy applicable withholding taxes through a net settlement of the applicable equity securities or property.
d.Death or Disability. In the event of Participant’s Termination due to (i) Participant’s death or (ii) Participant’s Disability, in each case, prior to the last day of fiscal 2026, Participant (or Participant’s estate, in the event of Participant’s Termination due to Participant’s death) shall receive immediate accelerated vesting of the PSUs based on the Target Stock Price. “Target Stock Price” means an Average Stock Price of $100.00.
e.Effect of Detrimental Activity. For the avoidance of doubt, Section 10.4 of the Plan, regarding Detrimental Activity, shall apply to the PSUs.
f.Recoupment. For the avoidance of doubt, Section 14.23 of the Plan, regarding recoupment and clawback of Awards under the Plan, shall apply to the PSUs.
4.Delivery of Shares.
a.General. Subject to the terms of the Plan, the Company shall deliver to Participant on the applicable vesting date the number of shares of Common Stock equal to the portion of the PSUs that vested on such date. Any PSUs that do not vest in accordance with Section 3 shall be forfeited for no consideration. In no event shall Participant be entitled to receive any shares with respect to any unvested or forfeited portion of the PSUs. In the event of a distribution in connection with Participant’s Termination, such distribution may be delayed pursuant to Section 14.16 of the Plan if Participant is a “specified employee” at the time of such Termination.
b.Fractional Shares. In lieu of delivering any fractional shares of Common Stock to Participant pursuant to this Agreement, the Company shall round down for fractional amounts less than one-half and round up for fractional amounts equal to or greater than one-half. No cash settlements shall be made with respect to fractional shares eliminated by rounding.
5.Dividends and Other Distributions. Participant, as a holder of PSUs, shall be entitled to receive all dividends and other distributions paid with respect to the shares of Common Stock underlying the PSUs; provided, that, any such dividends or other distributions shall be subject to the same vesting requirements as the underlying PSUs not to exceed 100% of such dividends, and shall be paid at the time such PSUs become vested pursuant to Section 3 above; and, provided, further, that such dividends or distributions shall be accumulated and deemed reinvested in additional shares of Common Stock based on the Fair Market Value of Common Stock at the time of the dividend or distribution and shall be paid only in shares of Common Stock. Any such shares shall be subject to the same restrictions on transferability and forfeitability as the PSUs with respect to which they were paid.
6.Non-transferability. Neither the PSUs nor any rights or interests with respect thereto shall be sold, exchanged, transferred, assigned, or otherwise disposed of in any way by Participant (or any beneficiary(ies) of Participant), other than by testamentary disposition by Participant or the laws of descent and distribution. Any attempt to sell, exchange, transfer, assign, pledge, encumber, or otherwise dispose of or hypothecate the PSUs in any way, or the levy of any execution, attachment, or similar legal process upon the PSUs contrary to the terms of this Agreement shall be null and void and without legal force or effect.
7.Governing Law. All questions concerning the construction, validity, and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the choice of law principles thereof.
8.Withholding of Tax. The Company shall have the power and the right to deduct or withhold, or require Participant to remit to the Company, an amount sufficient to satisfy any federal, state, local, and foreign taxes of any kind (including Participant’s FICA and SDI obligations) which the Company, in its sole discretion, deems necessary to be withheld or remitted to comply with the Code or any other applicable law, rule, or regulation with respect to the PSUs and, if Participant fails to do so, the Company may otherwise refuse to issue or transfer any shares of Common Stock otherwise required to be issued under this Agreement. Any statutorily required minimum withholding obligation with regard to Participant may, unless not permitted by the Committee, be satisfied by reducing the amount of cash or shares of Common Stock otherwise deliverable to Participant hereunder, and any additional tax withholding up to the maximum permissible withholding may be satisfied similarly provided such reduction or shares would not cause adverse accounting or tax consequences to the Company.
9.Entire Agreement; Amendment. This Agreement, together with applicable terms of the Plan, contains the entire agreement between the parties hereto with respect to the subject matter contained herein, and supersedes all prior agreements or prior understandings, whether written or oral, between the parties relating to such subject matter. The Committee shall have the right to modify or amend this Agreement from time to time in accordance with and as provided in the Plan. This Agreement may also be modified or amended by a writing signed by both the Company and Participant. The Company shall give written notice to Participant of any such modification or amendment of this Agreement as soon as practicable after the adoption thereof.
10.Notices. Any notice hereunder by Participant shall be given to the Company in writing and such notice shall be deemed duly given only upon receipt thereof by the General Counsel of the Company. Any notice hereunder by the Company shall be given to Participant in writing and such notice shall be deemed duly given only upon receipt thereof at such address as Participant may have on file with the Company.
11.No Right to Employment. Any questions as to whether and when there has been a Termination and the cause of such Termination shall be determined in the sole discretion of the Company. Nothing in this Agreement shall interfere with or limit in any way the right of the Company or its Affiliates to terminate Participant’s employment or service at any time, for any reason, and with or without cause.

12.Transfer of Personal Data. Participant authorizes, agrees, and unambiguously consents to the transmission by the Company (or any Affiliate) of any personal data information related to the PSUs for legitimate business purposes (including the administration of the Plan). This authorization and consent is freely given by Participant.
13.Compliance with Laws. The grant of the PSUs and the issuance of any shares of Common Stock underlying the PSUs shall be subject to, and shall comply with, any applicable requirements of any foreign and U.S. federal and state securities laws, rules, and regulations (including the Exchange Act and the Securities Act) and any other law or regulation applicable thereto. The Company shall not be obligated to grant the PSUs or issue any of share of Common Stock in connection with the PSUs if such grant or issuance would violate any such requirements.
14.Binding Agreement; Assignment. This Agreement shall inure to the benefit of, be binding upon, and be enforceable by the Company and its successors and assigns. Participant shall not assign (except as provided by Section 6 above) any part of this Agreement without the prior express written consent of the Company.
15.Headings. The titles and headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.
16.Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.
17.Further Assurances. Participant shall do and perform (or shall cause to be done and performed) all such further acts and shall execute and deliver all such other agreements, certificates, instruments, and documents as the Company reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement.
18.Severability; Waiver. The invalidity or unenforceability of any term of this Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality, or enforceability of any term of this Agreement in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law. The waiver by any party to this Agreement of a breach of any term of the Agreement shall not operate or be construed as a waiver of any other subsequent breach.
19.Acquired Rights. Participant acknowledges and agrees that: (i) the Company may terminate or amend the Plan at any time; (ii) the grant of the PSUs is completely independent of any other award or grant and is made at the sole discretion of the Company; (iii) no past grants or awards (including the PSUs) give Participant any right to any grants or awards in the future whatsoever; and (iv) any benefits granted under this Agreement are not part of Participant’s ordinary salary, and shall not be considered as part of such salary in the event of severance, redundancy, or resignation.
20.Electronic Delivery. The Company may deliver any documents related to current or future participation in the Plan by electronic means. Participant consents to receive those documents by electronic delivery and to participate in the Plan through any on-line or electronic system established and maintained by the Company or a third party designated by the Company.

By signing below, Participant agrees that the PSUs are granted under and governed by the terms of this Agreement, as of the Grant Date.

PARTICIPANT
Sign name: /s/ Stewart Glendinning
Print name: Stewart Glendinning
EXPRESS, INC.
Sign name: /s/ Mike Reese
Print name: Mike Reese
Title: Chief Human Resources Officer